Exhibit 99.1

Lead Real Estate Co., Ltd Announces Fiscal Year 2025 Results

●	Net income attributable to common shareholders increased by 35.1% to JPY846.8 million, or $5.9 million

Tokyo, Japan - Lead Real Estate Co., Ltd (Nasdaq: LRE) ("LRE" or the "Company"), a Japanese real estate developer of luxury residential properties, including single-family homes and condominiums across Tokyo, Kanagawa prefecture and Sapporo, and which develops and operates the ENT TERRACE brand of extended-stay hotels, today announced financial results for the fiscal year ended June 30, 2025.

Total revenue was JPY18.8 billion ($130.7 million) for the fiscal year ended June 30, 2025, compared to JPY19.0 billion for the fiscal year ended June 30, 2024, a decrease of 0.6%.

The primary revenue component, real estate sales, was JPY18.3 billion ($127 million), compared to JPY18.5 billion in the prior fiscal year, representing a 1.0% year-over-year decline in the fiscal year ended June 30, 2025. This reflects the Company’s strategic initiative to build out its hotel business as well as a stable performance amid fewer unit deliveries and higher average selling prices for single-family homes and condominiums. Real estate sales included the following.

	Units Delivered (FY2025)	Units Delivered (FY2024)	FY2025 Average Sale Price (USD thousands)	FY2025 Average Sale Price (JPY thousands)	% Change Y-Y
Single-Family Home (Land)	70	71	$618	¥89,108	16.0%
Single-Family Home (Building)	24	41	$233	¥33,574	10.7%
Condominium (Land)	20	33	$2,225	¥320,736	-9.2%
Condominium (Building)	5	4	$364	¥52,460	57.4%
Hotels (Land)	4	—	$7,817	¥1,126,984	n/m
Hotels (Building)	1	—	$549	¥79,120	n/m

Other revenue increased by 15.5% to JPY535.3 million ($3.7 million), compared to JPY463.6 million in the prior fiscal year, primarily driven by the continued ramp-up of the Company's hotel operations and an increase in average daily rates.

The cost of revenue for real estate sales declined by 6.1% to JPY14.8 billion ($102.4 million), from JPY15.7 billion for the fiscal year ended June 30, 2024.

Gross margin increased to 19.8% from 15.6% in the prior year, reflecting a more favorable sales mix and higher-margin hotel transactions.

Selling, general, and administrative expenses were JPY2.3 billion ($15.6 million), an increase of 9.9% from JPY2.1 billion in the prior fiscal year. As a percentage of revenue, these expenses increased to 12.0% from 10.8% in fiscal year 2024.

Operating income increased by 64.1% year over year to JPY1,475 million ($10.2 million), compared to JPY898.6 million in the fiscal year ended June 30, 2024. The operating profit margin was 7.8%, compared to 4.7% in the prior fiscal year.

Interest expenses were JPY44.5 million ($309 thousand), compared to JPY18.3 million in the fiscal year ended June 30, 2024, reflecting higher market interest rates.

Other expense was JPY35.9 million ($249 thousand), compared to other income of JPY73.8 million in the prior year, primarily due to a non-recurring impairment loss on equity securities of JPY23.5 million.

Total other income (expense) was a net expense of JPY80.4 million ($558 thousand), compared to net income of JPY55.5 million in the prior year.

Net income attributable to common shareholders increased by 35.1% to JPY846.8 million ($5.9 million), or earnings per ADS of JPY62.07 ($0.43), compared to JPY627 million, or earnings per ADS of JPY46.93, in the fiscal year ended June 30, 2024.

Cash and cash equivalents were JPY2.7 billion ($18.4 million) as of June 30, 2025, compared to JPY1.3 billion as of June 30, 2024.

"We are pleased with the improved profitability we were able to achieve in 2025, which reflected Lead Real Estate's strong positioning in the Japanese real estate market, sustained demand from both individual and institutional buyers, and our increased focus on high-value locations and stylish, luxury designs and finishes," said Mr. Eiji Nagahara, Chief Executive Officer of LRE. "We are committed to delivering quality products to our customers and generating long-term value for our shareholders, as demonstrated by our recent payment of our third consecutive annual dividend."

Business Outlook

“Building on another year of solid revenue and continued improvement in our bottom line, we enter fiscal year 2026 with confidence and focus,” said Mr. Nagahara. “Market conditions remain favorable — inbound tourism has reached record levels, and housing demand in Tokyo’s core wards continues to strengthen amid rising land values.

“We will continue to target prime real estate opportunities, leveraging our strong brand and trusted relationships with local partners to drive growth. In Japan, our strategy centers on expanding hotel operations nationwide, extending beyond our flagship ENT TERRACE brand with two new concepts and the continued rollout of our Master Lease model.

“This fiscal year we also expect to make progress in expanding our presence internationally. We plan to acquire condominium units in the Philippines and Malta as part of our risk-hedging strategy and our commitment to identifying high-value opportunities both locally and globally. We continue to evaluate opportunities for expansion in the United States as well.

“Supported by strong market fundamentals, we expect to deliver renewed revenue growth in fiscal 2026, and further enhance profitability while maintaining disciplined execution and a commitment to delivering long-term shareholder value through sustained earnings growth and continued dividend payments.”

Conference Call Details

The Company will host a conference call to discuss its financial results for the fiscal year ended June 30, 2025, and business outlook on Monday, November 3, 2025, at 8:30 a.m. Eastern Time (10:30 p.m. Japan Standard Time).

To access the live call, participants in the United States should dial 1-877-407-9208, and international participants should dial 1-201-493-6784, approximately 15 minutes prior to the start time and use conference ID:13756898. The call will also be broadcast live over the Internet at https://viavid.webcasts.com/starthere.jsp?ei=1741003&tp_key=2c0fb29124.

For those unable to participate in the live event, a telephone replay will be available approximately three hours after the call concludes and will remain accessible until 11:59 p.m. Eastern Time on November 17, 2025, by dialing 1-844-512-2921 (U.S.) or 1-412-317-6671 (International) and entering the conference ID: 13756898.

The fiscal year 2025 earnings release will be available on the Company's website prior to the event: https://www.lead-real.co.jp/en/.

Exchange Rate Information

The Company's functional currency and reporting currency are the Japanese yen. Convenience translations included in this press release of Japanese yen into U.S. dollars have been made at the exchange rate of JPY144.1700 = $1.00, which was the foreign exchange rate on June 30, 2025, as reported by the Board of Governors of the Federal Reserve System in its weekly release on July 1, 2025.

About Lead Real Estate Co., Ltd

Lead Real Estate Co., Ltd is a Japanese developer of luxury residential properties, including single-family homes and condominiums, across Tokyo, Kanagawa prefecture, and Sapporo. In addition, the Company operates hotels in Tokyo and leases apartment building units to individual customers in Japan and Dallas, Texas.

The Company's mission is to serve its customers by offering stylish, safe, and luxurious living. The Company's vision is to adopt the Kaizen (continuous improvement) approach to seek to improve its operations, and to leverage its nationally recognized, award-winning luxury homes and strong market position in the luxury residential property market in Tokyo, Kanagawa prefecture, and Sapporo to create a global transaction platform allowing access to prime Japanese condominiums as well as overseas condominiums, including in the U.S. and Hong Kong.

For more information, please visit the Company's website at https://www.lead-real.co.jp/en/.

About "ENT TERRACE"

"ENT TERRACE" Series is an extended-stay hotel brand operated by Lead Real Estate Co., Ltd. The Company will continue to develop its hotels with the aim of providing a space where guests can relax as if they were at home while ensuring privacy and easing the burden of long-term stays.

Learn more at https://ent-terrace.com/en/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors that may affect its future results in the Company's registration statement and in its other filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Contact Information

For Media and Investor Relations:
 Daisuke Takahashi
Chief Financial Officer
Lead Real Estate Co., Ltd
d-takahashi@lead-real.co.jp
+81 3-5784-5127

AUM Advisors

Crocker Coulson
Email: crocker.coulson@aummedia.org
Tel: (646) 652-7185

Summary Financial Tables

LEAD REAL ESTATE CO., LTD

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2025 AND 2024

(Japanese yen in thousands, except share data)

	June 30,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	¥2,656,860	¥1,300,684
Accounts receivable, net	38,523	22,859
Real estate inventory	10,134,739	9,267,825
Contract assets	141,418	236,499
Prepaid and other current assets	381,581	493,819
Total current assets	13,353,121	11,321,686
Property and equipment, net	5,796,381	5,449,101
Intangible asset, net	35,396	54,138
Investments in marketable securities	25,303	20,844
Right-of-use assets, operating lease, net	820,786	154,613
Investments	122,101	46,394
Other assets	326,746	170,588
Total assets	¥20,479,834	¥17,217,364
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	¥1,035,712	¥602,013
Current portion of notes payable	7,599,606	6,815,181
Contract liabilities	337,483	130,259
Current portion of operating lease liabilities	201,313	67,938
Accrued expenses and other current liabilities	764,920	356,856
Total current liabilities	9,939,034	7,972,247
Notes payable, net of current portion	4,557,855	4,598,151
Deferred tax liabilities, net	89,638	85,018
Operating lease liabilities, net of current portion	621,962	91,471
Other liabilities	240,632	233,109
Total liabilities	15,449,121	12,979,996
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Common stock, 50,000,000 shares authorized, 15,628,000 shares issued and 13,641,900 shares outstanding as of June 30, 2025 and 2024 with no stated par value	1,207,055	1,206,765
Retained earnings	3,965,673	3,159,815
Treasury stock, at cost, 1,986,100 shares as of June 30, 2025 and 2024	(154,121)	(154,121)
Non-controlling interest	(8,456)	(7,558)
Accumulated translation gain	20,562	32,467
Total shareholders’ equity	5,030,713	4,237,368
Total liabilities and shareholders’ equity	¥20,479,834	¥17,217,364

LEAD REAL ESTATE CO., LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED JUNE 30, 2025, 2024, AND 2023

(Japanese yen in thousands, except share and per share data)

	For the Fiscal Years Ended June 30,
	2025	2024	2023
			(as restated)
Revenue:
Real estate sales	¥18,307,409	¥18,487,074	¥17,098,308
Other revenue	535,254	463,609	316,940
Total revenue	18,842,663	18,950,683	17,415,248
Expenses:
Cost of sales – real estate	14,756,750	15,721,271	14,466,459
Cost of sales – other	357,279	279,806	191,544
Selling, general and administrative	2,253,653	2,051,040	1,817,970
Total expenses	17,367,682	18,052,117	16,475,973
Operating income	1,474,981	898,566	939,275
Other income (expense):
Interest expenses	(44,544)	(18,286)	(16,731)
Other, net	(35,881)	73,759	6,268
Total other income (expense), net	(80,425)	55,473	(10,463)
Income before income taxes	1,394,556	954,039	928,812
Income taxes	548,331	327,869	317,418
Net income	846,225	626,170	611,394
Net loss attributable to the noncontrolling interests	(559)	(789)	(524)
Net income attributable to common stockholders	846,784	626,959	611,918
Foreign currency translation gain (loss)	(11,905)	10,512	5,241
Total Comprehensive income	¥834,879	¥637,471	¥617,159
Earnings per share:
Basic	¥62.07	¥46.93	¥48.96
Diluted	¥62.07	¥46.93	¥48.96
Weighted average shares outstanding:
Basic	13,641,900	13,360,834	12,498,900
Diluted	13,641,900	13,360,834	12,498,900

LEAD REAL ESTATE CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED JUNE 30, 2025, 2024, AND 2023

(Japanese yen in thousands)

	For the Fiscal Years Ended June 30,
	2025	2024	2023
			(as restated)
Cash flows from operating activities:
Net income	¥846,225	¥626,170	¥611,394
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	110,448	102,713	82,865
Loss on disposal of assets	320	5,852	—
Gain on sales of assets	(1,000)	—	—
Impairment loss on property and equipment	14,741	—	—
Impairment loss on real estate inventories	6,013	—	—
Non-cash finance lease expense	28,503	23,847	20,523
Investment revaluation (gain) loss	(4,459)	1,965	96
Impairment loss on equity securities without readily determinable fair values	23,509	—	—
Deferred income taxes, net	4,418	50,993	3,334
Changes in assets and liabilities:
Accounts receivable, net	(15,664)	(16,246)	(3,302)
Real estate inventory	1,204,545	1,122,406	(1,569,350)
Contract assets	95,081	199,522	(178,305)
Prepaid and other current assets	112,238	(290,238)	47,429
Operating lease, net	(2,307)	2,655	(805)
Other assets	(156,158)	15,890	11,963
Accounts payable	433,699	(130,709)	50,699
Contract liabilities	207,224	(130,271)	4,552
Accrued expenses and other current liabilities	405,722	(12,654)	(730)
Net cash provided by (used in) operating activities	3,313,098	1,571,895	(919,637)
Cash flows from investing activities:
Purchases of property and equipment	(2,521,787)	(2,221,499)	(1,250,451)
Proceeds from sale of property and equipment	3,182	—	—
Purchases of intangible assets	(2,351)	(6,359)	(2,438)
Purchase of investments and investments in marketable securities	(100,841)	(15,203)	(8,150)
Proceeds from sale of investments in marketable securities	—	—	5,000
Net cash used in investing activities	(2,621,797)	(2,243,061)	(1,256,039)
Cash flows from financing activities:
Proceeds from notes payable	14,734,600	15,014,801	14,580,822
Payments on notes payable	(13,969,871)	(14,745,923)	(11,944,327)
Payments on IPO costs	—	(229,046)	(63,702)
Proceeds from common stock issuance	—	1,187,428	—
Dividend payments	(40,926)	(24,998)	—
Purchases of noncontrolling interest	(49)	—	—
Repayments of principal portion of finance lease liability	(27,999)	(25,689)	(18,262)
Net cash provided by financing activities	695,755	1,176,573	2,554,531
Effect of exchange rate change on cash and cash equivalents	(30,880)	8,904	4,410
Net increase in cash and cash equivalents	1,356,176	514,311	383,265
Cash and cash equivalents, beginning of year	1,300,684	786,373	403,108
Cash and cash equivalents, end of year	¥2,656,860	¥1,300,684	¥786,373
Supplemental disclosures of cash flow information:
Cash paid during the year for
Interest	¥44,544	¥352,355	¥292,581
Income taxes	¥309,482	¥316,050	¥396,669
Non-cash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	¥747,616	¥2,613	¥103,771
Finance lease right - of - use assets obtained in exchange for finance lease liabilities	¥38,066	¥38,673	¥50,685